FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc
19 July 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Mellon Bank - 441,600
JP Morgan Chase - 3,800
State Street Nominees Limited - 85190
State Street Nominees Ltd. - 6,821,208
Lloyds Bank Nominees Limited - 2,050,466
BT Globalnet Nominees Limited - 2,078,907
MSCO - 306,509
Chase Nominees Ltd. - 1,203,734
Bank of New York - 817,370
State Street Bank and Trust - 4,637,998
Mellon Bank - 775,783
Northern Trust - 1,641,636
JP Morgan - 668,270
Royal Trust - 97,845
Nortrust Nominees - 11,500
MSS Nominees Limited - 986,570
Bank of New York - Europe - 132,400
Goldman Sachs and CO. - 168,400
Chase Manhattan Bank London - 28,086,683
Chase Nominees Ltd - 2,311,900
Bankers Trust - 2,276,900
Mellon Nominees Ltd - 370,600
Chase Nominees Ltd - 2,425,200
Northern Trust - 1,669,829
Citibank - 41,250
Chase Nominees Ltd - 5,958,933
HSBC Client Holdings Nominee (UK) Limited - 24,850,899
Chase Manhattan Bank London - 4,413,464
Bank of New York London - 7,055,554
Deutche Bank - 1,657,639
State Street Bank & Trust - 4,351,976
JP Morgan - 3,120,899
Citibank - 104,700
Northern Trust - 3,298,434
Mellon Nominees Ltd - 550,452
Master Trust Bank of Japan - 109,800
Bank of New York, Brussels - 284,046
National Australia Bank - 247,300
PICG - 8,600
Chase Manhattan Bank AG Frankfurt - 46,940
ING Luxembourg - 91,296
Bermuda Far East - 112,365
Chase Manhattan Bank AG Frankfurt - 109,401
State Street Hong Kong - 20,600
MSS nominees Ltd - 1,703,543
Nortrust Nominees Ltd - 1,177,500
Bank of Bermuda - 631,363
Bankers Trust - 431,379
Mitsubishi Trust - 36,130

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

16 July 2004

12. Total holding following this notification

120,484,761 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

3.41%

14. Any additional information

Shares in issue as at 19 July 2004 - 3,533,201,457

15. Name of contact and telephone number for queries

Simon Smith - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

19 July 2004

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 July 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary